EXHIBIT (a)(5)(E)

GENERAL WILLIAM LYON ANNOUNCES EXTENSION OF

TENDER OFFER TO APRIL 28, 2006 AND WAIVER OF 90% CONDITION

Newport Beach, Calif. — April 24, 2006 — General William Lyon, Chairman of the Board and Chief Executive Officer of William Lyon Homes (NYSE-WLS), today announced that he is extending his tender offer for all outstanding shares of William Lyon Homes not owned by him until 12:00 midnight, New York City time, on Friday, April 28, 2006, and that he will waive the 90% condition to the offer. It had been a condition to the offer that the shares tendered in the offer, together with the shares owned by General Lyon, The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust, represent at least 90% of the outstanding shares of William Lyon Homes on a fully diluted basis.

The offer price and all other terms and conditions of the offer remain the same, as set forth in the tender offer materials disseminated by General Lyon. In particular, the offer is subject to the non-waivable condition that the offer be accepted by holders of a majority of the outstanding shares of common stock of William Lyon Homes, including shares issued upon the exercise of vested options prior to the expiration of the offer, not owned by General Lyon, The William Harwell Lyon 1987 Trust, The William Harwell Lyon Separate Property Trust or the directors and officers of William Lyon Homes immediately prior to the commencement of the offer.

Based on preliminary information, Computershare Trust Company of New York, the depositary for the offer, has advised General Lyon that 967,249 shares were tendered and not withdrawn as of midnight on Friday, April 21, 2006, which, together with the shares already owned by General Lyon, The William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust, represent approximately 83% of William Lyon Homes’ outstanding common stock on a fully-diluted basis. Based on the preliminary information, approximately 136,865 additional shares must be tendered to satisfy the majority of the minority condition.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of William Lyon Homes common stock. The solicitation of offers to sell shares of William Lyon Homes common stock is made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials filed with the SEC. William Lyon Homes stockholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase, William Lyon Homes’ Solicitation/Recommendation Statement on Schedule 14D-9, and other relevant documents filed with the SEC because they contain important information. Investors can obtain the tender offer statement and other publicly filed documents without charge from the web site maintained by the SEC at www.sec.gov.